

August 2, 2013

<u>Via E-Mail</u>
Ruth Porat
Executive Vice President and Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

> **Re:** **Morgan Stanley**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 001-11758**

Dear Ms. Porat:

We have reviewed your response letter dated July 24, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 9 – Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 290

9A – Controls and Procedures, page 290

1. We note your response to comment one of our letter dated July 11, 2013. In light of the multiple significant deficiencies involving multiple accounts and processes specifically identified in your responses dated May 20 and July 24, 2013 and the fact that some relate

to areas of financial reporting where errors were identified as a result of inquiries from your independent auditor, please provide further information to help us understand how you have evaluated the controls related to the Risk Assessment and Monitoring components of COSO to identify whether control deficiencies existed. Specifically, please discuss in the context of each of the significant deficiencies whether and how the company's monitoring or risk assessment controls detected those deficiencies or otherwise whether each of the identified significant deficiencies are indicative of additional deficiencies in risk assessment or monitoring controls. To the extent that deficiencies were identified, or are identified in the process of responding to our inquiry, in either of these components, please describe them and elaborate on how you have evaluated their severity.

You may contact Yolanda Trotter at (202) 551-3472 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief